Resolution on Lawsuit

As of September 30, 2015, as per the agreement between POSCO and NIPPON STEEL & SUMITOMO METAL CORPORATION (“NSSMC”), the pending lawsuit filed by NSSMC in Japan is withdrawn, along with all related lawsuits in Korea and the United States of America, in the settlement amount of thirty billion Japanese Yen (approximately 299,037,000,000 Korean Won) to strengthen the strategic partnership between the two companies.